Greg Gilliland Work History

Experience

Hard Juice Cocktail Co.
President and Secretary
2022 - Present

Crafty Elk Distillery Ltd
Chief Executive Officer
February 2016 - Present (7 years 7 months)
British Columbia, Canada Area

Thirsty World LTD- TheDrBrand.com
Chief Executive Officer and Pharmaceutical Scientist
January 2009 - Present (14 years 8 months)
Toronto, Canada, Hong Kong, Los Angeles

Hinterland Day and Night Pharmacy
Chief Motivator
March 2010 - March 2015 (5 years 1 month)
Nerang

Cross Trainers United
Head Coach
June 2006 - September 2008 (2 years 4 months)
Stratford Ontario Canada